Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

April 25, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 25, 2022, The Nasdaq Stock Market (the "Exchange") received from Fortress Transportation and Infrastructure Investors LLC (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A common shares, par value $0.01 per share

8.25% Fixed-to-Floating Rate Series A Cumulative Perpetual Redeemable Preferred Shares

8.00% Fixed-to-Floating Rate Series B Cumulative Perpetual Redeemable Preferred Shares

8.25% Fixed-Rate Reset Series C Cumulative Perpetual Redeemable Preferred Shares

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi